AGREEMENT AMONG JOINTLY INSURED PARTIES

THIS AGREEMENT AMONG JOINTLY INSURED PARTIES, effective as of May 1, 2008 (“Agreement”), is by and between Old Mutual Funds I, Old Mutual Funds II, Old Mutual Funds III and Old Mutual Insurance Series Fund (each a “Fund” and collectively, the “Funds”).

WHEREAS, the Funds desire to be named as joint insureds under a Joint Insured Fidelity Bond with a term from May 1, 2008 to May 1, 2009 (the “Bond”); and

WHEREAS, the Funds desire to establish (i) criteria by which recoveries under the Bond shall be allocated among the Funds in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “Act”), and (ii) the basis on which additional investment companies may be added as named insured under the Bond;

NOW, THEREFORE, it is hereby agreed as follows:

1.In the event recovery is received under the Bond as the result of a loss sustained by a Fund and one or more other Funds, such Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the Act.

2.         In the event that an insurer asserts that the liability to a Fund in the event of a loss under the Bond has the effect of reducing the maximum limit of its liability under the Bond, a Fund agrees to reduce its claim against such insurer under the Bond to the extent required so that any Fund claimant shall receive an amount at least equal to the full amount of its claim or the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the Act.

3.         The Funds may amend this Agreement to add another investment company as a party to the Agreement provided that (i) such investment company may be included in the Bond pursuant to Rule 17g-1(b) under the Act; (ii) the directors/trustees of each of the Funds who are not “interested persons” of such Fund shall approve such addition; and (iii) the premium paid by each Fund thereafter would be no more than the premium of an individual policy for the Fund. In the event another investment company is added as an insured party under the Bond, such investment company must agree to be bound by the terms of this Agreement and must execute and deliver a copy of this Agreement to each Fund.

4.         The obligations of the Funds under this Agreement are not binding upon any of the Trustees or holders of units of beneficial interest of any such Fund individually, but bind only the respective assets of each Fund.

This Agreement Among Jointly Insured Parties may be executed in two or more counterparts, all of which taken together shall be deemed to be one and the same instrument.

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IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first written above.

Old Mutual Funds I	By:	/s/ Robert T. Kelly
	Name:	Robert T. Kelly
	Title:	Treasurer

Old Mutual Funds II	By:	/s/ Robert T. Kelly
	Name:	Robert T. Kelly
	Title:	Treasurer

Old Mutual Insurance Series Fund	By:	/s/ Robert T. Kelly
	Name:	Robert T. Kelly
	Title:	Treasurer

Old Mutual Funds III	By:	/s/ Robert T. Kelly
	Name:	Robert T. Kelly
	Title:	Treasurer